Exhibit (a)(7)

December 6, 2011

Dear Pharmasset Stockholders:

We are pleased to report that Pharmasset, Inc. (“Pharmasset”) has entered into an Agreement and Plan of Merger, dated as of November 21, 2011 (the “Merger Agreement”), with Gilead Sciences, Inc. (“Gilead”) and Royal Merger Sub Inc. (“Merger Sub”), a direct wholly-owned subsidiary of Gilead, which provides for the acquisition of Pharmasset by Gilead.

Pursuant to the Merger Agreement, Gilead, Merger Sub and Royal Merger Sub II Inc., an indirect wholly-owned subsidiary of Gilead (“Merger Sub II,” and together with Gilead and Merger Sub, the “Offerors”) have commenced a tender offer (the “Offer”) today to purchase all of the shares of Pharmasset’s common stock, par value $0.001 per share (each, a “Share”), that are issued and outstanding at a price per Share of $137.00 (the “Offer Price”), net to the seller in cash, without interest, less any applicable withholding taxes. The Offer is initially scheduled to expire at 12:00 midnight, New York City time, on Thursday, January 12, 2011 (one minute after 11:59 p.m., New York City time, on Wednesday, January 11, 2011), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the Securities and Exchange Commission or applicable law.

The Shares will be purchased by Merger Sub or Merger Sub II, with the purchasing entity being designated by Gilead prior to the date and time at which the Shares are first accepted for payment in the Offer (the purchasing entity being referred to as “Purchaser”). The Merger Agreement provides, among other things, that after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Pharmasset, with Pharmasset continuing as the surviving corporation (the “Merger”).

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, after careful consideration, Pharmasset’s board of directors (the “Board”) has unanimously (1) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Pharmasset and its stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the Delaware General Corporation Law, and (3) recommended that Pharmasset’s stockholders accept the Offer and tender their Shares into the Offer and, if required, adopt the Merger Agreement at a stockholders’ meeting duly called and held for such purpose.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is the Offerors’ Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY.

We greatly appreciate and thank you for the continued support and encouragement you have shown Pharmasset.

Sincerely,

P. Schaefer Price

President and Chief Executive Officer